UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2023

EVO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40029	85-4030703
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Stateline Road

Crystal Bay, Nevada 89402

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (775) 624-9360

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	EVOJU	The Nasdaq Stock Market LLC
Shares of Class A common stock included as part of the units	EVOJ	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the units	EVOJW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This current report on Form 8-K/A (“Amendment”) amends the current report on Form 8-K filed by Evo Acquisition Corp. (the “Company”) with the U.S. Securities and Exchange Commission on December 1, 2022 (the “Original 8-K”) to correct the valuation of 20Cube Pte. Ltd. and the aggregate amount of proceeds from convertible notes and to make certain additional changes.

            The Exhibits 99.1, 99.2 and 99.3 attached hereto are replacements of Exhibits 99.1, 99.2 and 99.3 furnished on the Original 8-K. The exhibits in the Original 8-K should not be relied upon. In addition, attached as Exhibit 99.4 is a transcript of a video presentation embedded in Exhibits 99.1, 99.2 and 99.3. Reference herein to the exhibits in this Explanatory Note are qualified in their entirety by reference to the attached exhibits.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Investor Presentation dated December 1, 2022
99.2	Investor Presentation dated December 1, 2022 (Short Form)
99.3	Investor Presentation dated December 1, 2022 (Long Form)
99.4	Video Transcript
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evo Acquisition Corp.

	By:	/s/ Richard Chisholm
		Name:	Richard Chisholm
		Title:	Chief Executive Officer

Dated: January 24, 2023

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